UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10)
Under the Securities Exchange Act of 1934

GOOSEHEAD INSURANCE, INC.
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
38267D109
(CUSIP Number)
Mark E. Jones
1500 Solana Blvd
Building 4, Suite 4500
Westlake, Texas
(214) 838-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 3, 2019
(Dates of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Mark E. Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 918,150
	8.	Shared Voting Power 19,680,163
	9.	Sole Dispositive Power 918,150
	10.	Shared Dispositive Power 19,680,163
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,598,313 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.16%
14.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

1.	Names of Reporting Persons. Robyn Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,239
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,239
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,239 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.76%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. The Mark and Robyn Jones Descendants Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,047,620
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,047,620
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,047,620 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.76%
14.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. The Lanni Elaine Romney Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 297,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.88%
14.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. The Lindy Jean Langston Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 297,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.88%
14.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. The Camille LaVaun Peterson Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 297,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.88%
14.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. The Desiree Robyn Coleman Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 297,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.88%
14.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. The Adrienne Morgan Jones Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 297,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.88%
14.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. The Mark Evan Jones, Jr. Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 297,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.88%
14.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. Serena Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 993,360
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 993,360
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 993,360 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.95%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Lanni Romney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 394,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 394,557
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 394,557 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.17%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Lindy Langston
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 498,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 498,557
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 498,557 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.48%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Camille Peterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 492,457
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 492,457
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 492,457 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.46%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Desiree Coleman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 498,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 498,557
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 498,557 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.48%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Adrienne Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 491,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 491,557
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 491,557 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.46%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Mark E. Jones, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 477,558
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 477,558
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 477,558 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.42%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. P. Ryan Langston
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,297
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,297
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,297 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.21%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Goosehead Insurance, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262.
Item 2. Identity and Background

(a)	This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1 hereto by:

1.	Mark E. Jones

2.	Robyn Jones

3.	The Mark and Robyn Jones Descendants Trust 2014

4.	The Lanni Elaine Romney Family Trust 2014

5.	The Lindy Jean Langston Family Trust 2014

6.	The Camille LaVaun Peterson Family Trust 2014

7.	The Desiree Robyn Coleman Family Trust 2014

8.	The Adrienne Morgan Jones Family Trust 2014

9.	The Mark Evan Jones, Jr. Family Trust 2014

10.	Serena Jones

11.	Lanni Romney

12.	Lindy Langston

13.	Camille Peterson

14.	Desiree Coleman

15.	Adrienne Jones

16.	Mark E. Jones, Jr.

17.	P. Ryan Langston
The foregoing entities and persons are referred to collectively as the “Reporting Persons.”
In connection with the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, the Issuer effected certain reorganization transactions. The Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial, LLC, a Delaware limited liability company (“Goosehead Financial”), pursuant to which such members will be entitled to exchange their shares of Class B common stock of the Issuer, par value $0.01 per share (the “Class B Common Stock”), together with an equal number of shares of Class B Common Stock for an equal number of shares of the Issuer’s Class A Common Stock.
Pursuant to a Voting Agreement dated as of May 1, 2018, as amended and restated on August 6, 2019 among the Issuer and the Reporting Persons (the “Voting Agreement”), the Reporting Persons have agreed to vote all shares of the Issuer’s voting stock, including the Class A Common Stock and Class B Common Stock, then held by them together on all matters submitted to the Issuer’s common stockholders in the manner referred to under Item 6 below and Exhibit 5. The Issuer’s Class A Common Stock and Class B Common Stock vote together as a single class on substantially all matters submitted to the stockholders of the Issuer for approval. The Class A Common Stock carries one vote per share, and the Class B Common Stock currently carries one vote per share.

(b)	The business address of each of the Reporting Persons is c/o 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262.

(c)	Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation.

Name	Principal Occupation (at Issuer)
Mark E. Jones	Chairman, Director and Chief Executive Officer
Robyn Jones	Director and Vice Chairman
Mark E. Jones, Jr.	Controller
Serena Jones	Administrative Service Agent
P. Ryan Langston	Vice President and General Counsel
(d) None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)
None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)
Each natural person identified in this Item 2, other than Serena Jones, is a citizen of the United States. Serena Jones is a citizen of Canada. Each entity identified in this Item 2 is organized under the laws of Texas.

Item 3. Source and Amount of Funds or Other Consideration
At the closing of the IPO of the Issuer’s Class A Common Stock, the Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial pursuant to which such members are entitled to exchange their shares of Class B Common Stock for an equal number of shares of the Issuer’s Class A Common Stock.
Item 4. Purpose of Transaction
The Reporting Persons acquired, and presently hold, Class A Common Stock and Class B Common Stock for investment purposes.
Each Reporting Person has signed and is a party to the Voting Agreement described in Item 2 above.
Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Between September 19, 2019 and October 3, 2019, The Mark and Robyn Jones Descendants Trust 2014 sold shares of Class A Common Stock in open market transactions as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
9/18/2019	42,731	$44.11
9/23/2019	45,988	$49.07
9/24/2019	16,027	$48.88
10/1/2019	56,796	$45.68
10/2/2019	70,441	$42.45
10/3/2019	22,763	$43.58
Between September 19, 2019 and October 3, 2019, Serena Jones sold shares of Class A Common Stock in open market transactions as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
10/1/2019	814	$47.82
Between September 19, 2019 and October 3, 2019, Lanni Romney sold shares of Class A Common Stock in open market transactions as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
10/1/2019	4,723	$45.75
10/2/2019	8,277	$42.10

Item 5. Interest in Securities of the Issuer
(a) and (b) The Reporting Persons (i) currently hold 87.57% of the outstanding Class B Common Stock and collectively control approximately 56.76% of the combined voting power of the Issuer’s common stock and (ii) beneficially own, calculated in accordance with Rule 13d-3, 61.16% of the Issuer’s Class A Common Stock, based on the percentage that would be held by the Reporting Persons if they fully converted their shares of Class B Common Stock into shares of Class A Common Stock and no other holders of Class B Common Stock converted their shares of Class B Common Stock. The percentages reported below and in Box 13 above for each Reporting Person reflect such beneficial ownership for each such Reporting Person.

Reporting Person	Number of Shares of Class A Common Stock Owned	Percentage of Class A Common Stock Outstanding(1)	Number of Shares of Class A Common Stock Received in Past 60 Days
Mark E. Jones	918,150	2.73%	0
Robyn Jones	930,239	2.76%	0
The Mark and Robyn Jones Descendants Trust 2014	13,047,620	38.76%	0
The Lanni Elaine Romney Family Trust 2014	297,734	0.88%	0
The Lindy Jean Langston Family Trust 2014	297,734	0.88%	0
The Camille LaVaun Peterson Family Trust 2014	297,734	0.88%	0
The Desiree Robyn Coleman Family Trust 2014	297,734	0.88%	0
The Adrienne Morgan Jones Family Trust 2014	297,734	0.88%	0
The Mark Evan Jones, Jr. Family Trust 2014	297,734	0.88%	0
Serena Jones	993,360	2.95%	0
Lanni Romney	394,557	1.17%	0
Lindy Langston	498,557	1.48%	0
Camille Peterson	492,457	1.46%	0
Desiree Coleman	498,557	1.48%	0
Adrienne Jones	491,557	1.46%	0
Mark E. Jones, Jr.	477,558	1.42%	0
P. Ryan Langston	69,297	0.21%	0
(1) Based on the number of shares of Class A Common Stock (15,187,154) issued and outstanding as of October 3, 2019, the date of this report, and assuming all outstanding shares of Class B Common Stock beneficially owned by the Reporting Persons (and excluding, for the avoidance of doubt, shares of Class B Common Stock owned by other persons) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(c)
On May 1, 2018, the Issuer issued shares of Class A Common Stock, in the quantities set forth in the table in Item 5 of the Schedule 13D filed on behalf of the Reporting Persons on May 10, 2018, as consideration to purchase indirect ownership interests in Goosehead Management, LLC, a Delaware limited liability company, and Texas Wasatch Insurance Holdings Group, LLC from certain historical owners thereof, including those indicated above, at a price equivalent to $10.00 per share of Class A Common Stock.

(d)
Other than as described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by members of the group.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In connection with the closing of the IPO, the Issuer effectuated certain reorganization transactions pursuant to which existing members of Goosehead Financial, including the Reporting Persons, obtained beneficial ownership of shares of Class B Common Stock.
Pursuant to the Amended and Restated Limited Liability Company Agreement of Goosehead Financial dated as of May 1, 2018 (the “Goosehead Financial LLC”), the Reporting Persons may exchange each share of Class B Common Stock (together with an LLC Unit of Goosehead Financial) for a share of Class A Common Stock on a one-for-one basis. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, a corresponding share of the Issuer’s Class B Common Stock will automatically be redeemed by the Issuer at par value and canceled. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, it will not be available for reissuance by the Issuer. See Exhibit 2.

Pursuant to a registration rights agreement entered into by and among the Issuer, certain holders of shares of Class B Common Stock, at any time after the expiration of the lock-up period described below, such holders can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock issued upon exchange of the shares of Class B Common Stock. The registration rights agreement also provides for customary piggyback rights. See Exhibit 3.
The Issuer entered into a tax receivable agreement with the pre-IPO members of Goosehead Financial effective as of the closing of the IPO that provides for the payment by the Issuer to the members of Goosehead Financial of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of membership units of Goosehead Financial. See Exhibit 4.
The Reporting Persons have entered into a voting agreement pursuant to which they agreed to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions of Mark E. Jones on any matter submitted to the common stockholders of the Issuer for a vote. Under the voting agreement, the Reporting Persons have given an irrevocable proxy, coupled with an interest, to Mark E. Jones to vote such Reporting Person’s shares of Class A Common Stock and Class B Common Stock. If, for reasons of death, legal incapacity or any other cause, Mark E. Jones is unable to vote or exercise his right to vote, then the Reporting Persons agreed to vote in the manner directed by the Robyn Jones in connection with any such vote. If, for reasons of death, legal incapacity or any other cause, Mark E. Jones and Robyn Jones are unable to vote or exercise their respective rights to vote, then the Reporting Persons agreed to vote in the manner directed by both Ryan Langston and Mark Jones, Jr. in connection with any such vote. See Exhibit 5.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Goosehead Financial LLC, registration rights agreement, form of lock-up agreement, tax receivable agreement and voting agreement, filed herewith as Exhibits 2, 3, 4 and 5 respectively and incorporated herein by reference.
Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2.
Amended and Restated Limited Liability Company Agreement of Goosehead Financial, LLC (incorporated by reference to Exhibit 2 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

3.
Registration Rights Agreement (incorporated by reference to Exhibit 3 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

4.	Tax Receivable Agreement (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

5.	Amended and Restated Voting Agreement

24.1
Power of Attorney for Robyn Jones (incorporated by reference to Exhibit 24.1 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.2
Power of Attorney for The Mark and Robyn Jones Descendants Trust 2014 (incorporated by reference to Exhibit 24.2 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.3
Power of Attorney for The Lanni Elaine Romney Family Trust 2014 (incorporated by reference to Exhibit 24.3 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.4
Power of Attorney for The Lindy Jean Langston Family Trust 2014 (incorporated by reference to Exhibit 24.4 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.5
Power of Attorney for The Camille LaVaun Peterson Family Trust 2014 (incorporated by reference to Exhibit 24.5 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.6
Power of Attorney for The Desiree Robyn Coleman Family Trust 2014 (incorporated by reference to Exhibit 24.6 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.7
Power of Attorney for The Adrienne Morgan Jones Family Trust 2014 (incorporated by reference to Exhibit 24.7 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.8
Power of Attorney for The Mark Evan Jones, Jr. Family Trust 2014 (incorporated by reference to Exhibit 24.8 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.9
Power of Attorney for Serena Jones (incorporated by reference to Exhibit 24.9 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.10
Power of Attorney for Lanni Romney (incorporated by reference to Exhibit 24.10 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.11
Power of Attorney for Lindy Langston (incorporated by reference to Exhibit 24.11 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.12
Power of Attorney for Camille Peterson (incorporated by reference to Exhibit 24.12 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.13
Power of Attorney for Desiree Coleman (incorporated by reference to Exhibit 24.13 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.14
Power of Attorney for Adrienne Jones (incorporated by reference to Exhibit 24.14 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.15
Power of Attorney for Mark E. Jones, Jr. (incorporated by reference to Exhibit 24.15 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.16	Power of for Attorney for Ryan Langston

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 4, 2019

1.	/s/ Mark E. Jones
Mark E. Jones

2.	/s/ Mark E. Jones, Attorney-in-Fact
Robyn Jones

3.	THE MARK AND ROBYN JONES DESCENDANTS TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

4.	LANNI ELAINE ROMNEY FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

5.	LINDY JEAN LANGSTON FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

6.	CAMILLE LAVAUN PETERSON FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

7.	DESIREE ROBYN COLEMAN FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

8.	ADRIENNE MORGAN JONES FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

9.	MARK EVAN JONES, JR. FAMILY TRUST 2014

By:
Name:
Title:

10.	/s/ Mark E. Jones, Attorney-in-Fact
Serena Jones

11.	/s/ Mark E. Jones, Attorney-in-Fact
Lanni Romney

12.	/s/ Mark E. Jones, Attorney-in-Fact
Lindy Langston

13.	/s/ Mark E. Jones, Attorney-in-Fact
Camille Peterson

14.	/s/ Mark E. Jones, Attorney-in-Fact
Desiree Coleman

15.	/s/ Mark E. Jones, Attorney-in-Fact
Adrienne Jones

16.	/s/ Mark E. Jones, Attorney-in-Fact
Mark E. Jones Jr.

17.	/s/ Mark E. Jones, Attorney-in-Fact
Ryan Langston